Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

National Instrument 51-102

SOLARBANK CORPORATION

(the “Company”)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs
Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Autorité des marchés financiers
ZH CPA, LLC
Deloitte LLP

The Company hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“National Instrument 51-102”) as follows:

1.	At the request of the Company, ZH CPA, LLC has resigned as auditor of the Company effective January 13, 2025 (the “Resignation Date”).

2.	The Company’s Board of Directors has accepted the resignation of ZH CPA, LLC as auditor of the Company effective the Resignation Date.

3.	The auditor’s reports on the Company’s financial statements, for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date, did not express a modified opinion.

4.	The Company’s Board of Directors has approved the appointment of Deloitte LLP as successor auditor of the Company.

5.	In the opinion of the Company, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

DATED at Toronto, Ontario, this 13th day of January, 2025.

SOLARBANK CORPORATION

BY ORDER OF THE BOARD

(signed) “Dr. Richard Lu”
Dr. Richard Lu
Director, President & CEO

January 13, 2025

Solarbank Corporation (the “Company”)

To:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Financial and Consumer Services Commission, New Brunswick

Autorité des marchés financiers

Re: Notice of Change of Auditor of SolarBank Corporation

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated January 13, 2025, given by the Company to ourselves and Deloitte LLP.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with the statements within the Notice pertaining to our firm.

Yours very truly,

/s/ ZH CPA, LLC

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West Suite 200
Toronto ON M5H 0A9 Canada

Tel: (416) 601 6150
Fax: (416) 601 6610
www.deloitte.ca

January 13, 2025

To:

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor – SolarBank Corporation (the “Company”)

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated January 13, 2025 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statement 4 and we have no basis to agree or disagree with statements 1 to 3 and 5 contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants